November 10, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Unisys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-08729

Dear Ms. Collins:

On behalf of Unisys Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in the Staff’s letter dated October 13, 2016. For your convenience, we have repeated the comments set forth in the Staff’s letter and followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 4. Goodwill, page 26

Comment 1

Based on your responses to date we have significant concerns about how you determined the fair value of your reporting units. Please provide us with a detailed response to the following:

•	Your response to prior comment 2 indicates that the company revenue multiple was 0.2x and that the reporting unit multiples were 0.3x for the Cloud & Infrastructure and Applications reporting units and 0.4x for the BPO and Technology reporting units. Please reconcile the reporting unit multiples used to the company multiple. In this regard, we note that it is unclear how you arrived at the company multiple of 0.2x considering that the reporting unit multiples are higher.

•	Also explain how the EBITDA multiples referred to in prior comment 2 were considered in determining fair value.

Response to Comment 1

The following table demonstrates how the aggregate Company revenue multiple of 0.2x cited in the September 8, 2016 response to prior Comment 2 was arrived at using the market capitalization at September 30, 2015 (in thousands):

(in thousands)
Enterprise value based on current market capitalization at September 30, 2015:

Common shares outstanding		49,934
Closing share price		11.90

Market capitalization		594,215

Carrying value of debt	310,300
Cash balances	(293,100)

		17,200

Enterprise value (prior to consideration of postretirement liabilities), (a)		611,415
Projected revenue (b)		3,050,000

Revenue multiple (a)/(b)		0.20

The Company did not reconcile the Company multiple of 0.2x to the selected multiples of 0.3x and 0.4x, but rather used it directly, in the form of the market capitalization as of September 30, 2015, as one of the data points it considers in making the more-likely-than-not assessment required by ASC 350-20-35-8A. The Company compared the 0.2x to the selected reporting unit multiples of 0.3x for the Cloud and Infrastructure and Applications reporting units and 0.4x for the BPO and Technology reporting units and noted that it was lower. This informed the Company’s selection of revenue multiples (0.3x and 0.4x) at or below the low end of the range of comparable multiples. The implied revenue multiples applicable to the reporting unit fair values using the September 30, 2015 market capitalization are 0.19x for the Cloud and Infrastructure reporting units and 0.25x for the BPO and Technology reporting units, which blend to an aggregate revenue multiple of 0.20x.

The following table demonstrates how the Company’s fair value based solely on current market capitalization is allocated to the reporting units proportionally based on reporting unit fair values estimated using selected revenue multiples (amounts in thousands):

			a	b	a-b
Reporting unit	Reporting unit fair values at selected revenue multiples	% of total	Reporting unit fair values at current market capitalization	Reporting unit net asset (liability) carrying value	Headroom at 9/30/2015 market capitalization
Cloud and infrastructure	455,692	46%	283,574	(848,800)	1,132,374
Applications	256,985	26%	159,885	(330,800)	490,685
BPO	89,812	9%	55,883	(258,800)	314,683
Technology	180,125	18%	112,073	4,300	107,773

Aggregate	982,614	100%	611,415

The EBITDA multiples referred to in the response to Comment 2 from the prior letter (that is, our response dated September 8, 2016) were used as part of the evaluation of the comparability of the companies from which revenue multiples were selected for purposes of estimating fair value of the reporting units.

Comment 2

You appear to indicate that your market capitalization is not indicative of the fair value of your company as a whole and is therefore not relevant when assessing the fair value of your reporting units. It would appear that this is inconsistent with the fair value hierarchy principle in ASC 820-10-35-37 and ASC 820-10-35-40 through 41. Your dismissal of your market capitalization also appears inconsistent with ASC 820-10-35-24B, which states that multiple valuation techniques may be appropriate, for example, when valuing a reporting unit.

•	Please tell us the basis for your dismissal of quoted prices for your equity securities in an active, public market, particularly when those quoted prices differ so significantly from your estimate of fair value for the company as a whole.

•	Please provide us with a reconciliation of the fair values of your reporting units to the market capitalization as of the goodwill test date. In this regard, we note that it remains unclear to us why there is a significant difference between the sum of the fair values of the reporting units and the company’s market capitalization as of September 30, 2015.

•	If you are unable to explain the differences between the fair values of the reporting units and the company’s market capitalization as of the test date, please provide us with a corroborating income approach valuation for the Technology segment and for the services segment as a whole. Please reconcile the fair values determined under the income approach to that of the market approach. For the Services segment, please reconcile the sum of the fair values of the three reporting units under the market approach to the fair value of the Services segment determined under the income approach.

Response to Comment 2

The Company believes its market capitalization is indicative of fair value and relevant to the assessment of the fair value of the reporting units. The Company uses its market capitalization directly, as one of the data points it considers in making the more-likely-than-not assessment required by ASC 350-20-35-8A. The Company estimated reporting unit fair values using a variety of data points. This approach was used due to the negative carrying amounts of the Company’s Services segment’s reporting units. The objective was to evaluate the sensitivity of the ASC 350-20-35-8A “more likely than not” assessment to those different data points.

The Company estimated reporting unit fair values using selected revenue multiples from comparable companies without reconciling those aggregate fair values with its current market capitalization. The Company acknowledges that the fair value hierarchy set forth in ASC 820 prioritizes valuation inputs available to market participants such as the quoted prices for its equity securities for the purpose of estimating the market based measurement of fair value. The Company also estimated reporting unit fair values directly from market capitalization using recent averages of share prices as well as using the current market capitalization, without share price averages and without consideration of a control premium.

The Company formed its judgment about whether it was more likely than not that the goodwill of any of its Services segment reporting units was impaired by taking into consideration whether there could be sufficient differences between the carrying amounts and estimated fair values of each reporting unit’s assets and liabilities, including unrecognized intangible assets. The Company compared the carrying values of assets and liabilities of the reporting units to estimates of reporting unit fair value to quantify the extent of those differences (i.e., the “headroom” within the reporting units). The magnitude of the headroom for each reporting unit is relevant because unrecognized intangible assets and fair value differences of recognized assets and liabilities would need to be of at least similar magnitude to result in the carrying value of goodwill exceeding the implied fair value of reporting unit goodwill and thereby allow for the recognition of goodwill impairment in the application of Step 2 (ASC 350-20-35-9 to 11).

The following table summarizes the various data points and ranges of estimated reporting unit fair values considered by the Company (in thousands of dollars):

	a	b	c	d	e	f	(a-e)	(b-e)	(c-e)	(d-e)
		6 Month	3 Month				Headroom	Headroom	Headroom	Headroom
Reporting	Selected	Average	Average	9/30/2015	9/30/2015	Goodwill in	Selected	6 Mo. Avg.	3 Mo. Avg.	9/30/2015
Unit	Multiples	Market Cap	Market Cap	Market Cap	Net Assets	Net Assets	Multiples	Market Cap	Market Cap	Market Cap
Cloud & Infrastructure	455,692	434,380	364,029	283,574	(848,800)	32,200	1,304,492	1,283,180	1,212,829	1,132,374
Applications	256,985	244,967	205,293	159,885	(330,800)	26,100	587,785	575,767	536,093	490,685
BPO	89,812	85,612	71,747	55,883	(258,800)	10,300	348,612	344,412	330,547	314,683
Technology	180,125	171,702	143,893	112,073	4,300	108,700	175,825	167,402	139,593	107,773

Aggregate	982,614	936,661	784,962	611,415	(1,434,100)	177,300

In each case, the market capitalization was allocated to the reporting units proportionally based on their estimated fair values using the revenue multiples selected from comparable companies. This is because the Company believes the multiples of revenue observed among comparable companies to be reasonable indicators of the relative fair value among its reporting units. The Company selected 0.3x as the revenue multiple for the Cloud and Infrastructure and Applications reporting units and 0.4x for the BPO and Technology reporting units because the 33% higher revenue multiples for BPO and Technology was reasonable based on its analysis of companies comparable to those reporting units. The Company observed that the headroom applicable to the Services reporting units ranged from $1.3 billion to $1.1 billion at the high-end for Cloud and Infrastructure to approximately $0.3 billion at the low end for BPO.

The Company’s revenue multiple of 0.2x revenue as of September 30, 2015 informed its selection of revenue multiples at or below the range of revenue multiples of companies comparable to its reporting units. The revenue multiples of companies which are comparable to the Company’s reporting units exceed that of the Company. The Services segment reporting units and the Company have net liabilities, principally due to postretirement liabilities. Postretirement liabilities contribute to the difference between the Company’s revenue multiple and revenue multiples of companies comparable to the reporting units. The Company’s enterprise value, based on selected multiples noted in our response to Comment 1, of $982,614, when adjusted for the postretirement liabilities of $2,140,600 would be $3,123,214. This gross enterprise value compared to the enterprise value calculated below of $2,752,015 would infer a 13.5% control premium.

In the following analysis, postretirement liabilities are considered in estimating the enterprise value of the reporting units to facilitate comparison to selected guideline public companies.

(in thousands)
Enterprise value based on current market capitalization at September 30, 2015:
Common shares outstanding		49,934
Closing share price		11.90

Market capitalization		594,215
Carrying value of postretirement liabilities	2,140,600
Carrying value of debt	310,300
Cash balances	(293,100)

		2,157,800

Enterprise value (a)		2,752,015
Projected revenue (b)		3,050,000

Revenue multiple (a)/(b)		0.90

	a	b	c=a*b	d	c-d
Reporting unit	Reporting unit revenue	Implied reporting unit revenue multiple	Reporting unit fair values at current market capitalization	Reporting unit net asset (liability) carrying value - excluding postretirement liabilities	Headroom at 9/30/2015 market capitalization
Cloud and infrastructure	1,518,538	0.90	1,370,178	472,700	897,478
Applications	856,617	0.90	772,925	170,700	602,225
BPO	224,531	0.90	202,594	(173,500)	376,094
Technology	450,314	0.90	406,318	236,600	169,718

Aggregate	3,050,000	0.90	2,752,015	706,500	2,045,515

This analysis applies the aggregate revenue multiple to each reporting unit for the purpose of calculating headroom. The magnitude of headroom indicates the relatively wide-range of revenue multiples which could be selected by reporting units (+/- 0.35x). The fair value of reporting unit with the least headroom, Technology, would still exceed carrying value using a revenue multiple as much as 0.35x less than the company-wide implied revenue multiple, or 0.55x (0.9x-0.35x). Conversely, the fair value of the reporting unit with the most headroom, Cloud & Infrastructure could use a revenue multiple as much as 0.35x greater than the company-wide implied revenue multiple, or 1.25x (0.9x + 0.35x), with the other reporting units using correspondingly lower multiples to maintain an aggregate multiple of 0.9x with each reporting unit fair value continuing to exceed carrying value.

Due to the significant amount by which the fair value of each of the Company’s Services segment reporting units exceeded their net liabilities, the Company does not expect that a Step 2 analysis, if it were required, would have resulted in a goodwill impairment at October 1, 2015. The Company does not believe that there are material unrecorded intangible assets within the Services reporting units due to the nature of those businesses. Each of the Services reporting unit’s service offerings are highly customized to suit individual customer IT environments and business requirements. The resulting technology related intellectual property is owned by those customers. Each of the Services reporting units participate in highly competitive markets. Customer arrangements are generally short term (3 to 5 years) and renewals are frequently competitively bid. The Company has participated in these IT services markets since their inception and operated these services reporting units for decades. The key value drivers are principally the long-tenured assembled workforce and the geographic reach provided by over 20 thousand IT service professionals working in over 40 countries.

Application of the goodwill impairment analysis requires significant judgment. Based on consideration of the weight of evidence of the factors considered above, the Company concluded that it was not more likely than not that goodwill was impaired as of October 1, 2015.

Comment 3

Please tell us how much goodwill is allocated to each of the services reporting units as of September 30, 2015 and 2016.

Response to Comment 3

As of September 30, 2015 and September 30, 2016 the amount of goodwill allocated to the Company’s Services reporting units is shown below (in thousands of dollars). The reason for the change from year to year is foreign currency exchange rates.

Reporting Unit	Goodwill 9/30/2015	Goodwill 9/30/2016
Cloud & Infrastructure	32,200	33,600
Applications	26,100	27,100
BPO	10,300	10,700

Aggregate	68,600	71,400

Comment 4

Please tell us the amount of intangible assets, total assets, total liabilities and resulting carrying values for each of your reporting units as of September 30, 2015. This carrying value should include goodwill.

Response to Comment 4

The requested information as of September 30, 2015 is presented below (in thousands of dollars).

	Cloud & Infrastructure	Applications	BPO	Technology	Corporate (cash and debt)	Consolidated
Goodwill	32,200	26,100	10,300	108,700	—	177,300
Other intangible assets	—	—	—	—	—	—
Other assets	951,100	375,700	1,100	299,600	293,100	1,920,600

Total assets	983,300	401,800	11,400	408,300	293,100	2,097,900
Postretirement liabilities	(1,362,700)	(518,200)	(92,000)	(235,300)	—	(2,208,200)
Other liabilities	(469,400)	(214,400)	(178,200)	(168,700)	(310,300)	(1,341,000)

Total liabilities	(1,832,100)	(732,600)	(270,200)	(404,000)	(310,300)	(3,549,200)

Net assets (liabilities)	(848,800)	(330,800)	(258,800)	4,300	(17,200)	(1,451,300)

Comment 5

Please tell us whether there have been any triggering events subsequent to your September 30, 2015 impairment test that would require you to assess your goodwill for impairment pursuant to ASC 350-20-35-30 and ASC 350-20-35-3C. If so, please tell us the results of these impairment tests. If not, please tell us why not, as we note that your share price appears to have experienced a sustained share price decrease, as contemplated in ASC 350-20-35-3C(g).

Response to Comment 5

There have been no triggering events subsequent to the September 30, 2015 impairment test. The Company considers the qualitative indicators included in ASC 350-20-35-3C(a) through (g), including the sustained decrease in share price, as well as the additional factors to consider in 350-20-35-8A in the evaluation of whether events or circumstances exist which indicate it is more likely than not that a goodwill impairment exists.

Although market capitalization declined by 18%, enterprise value increased 27% between September 30, 2015 and 2016, as follows:

(in thousands)
	Fair value based on current market capitalization at September 30, 2015	Fair value based on current market capitalization at September 30, 2016	Difference
Common shares outstanding	49,934	50,083	149	0%
Closing share price	11.90	9.74	(2.16)	(18%)

Market capitalization	594,215	487,804	(106,411)	(18%)
Postretirement liabilities at current valuations	2,065,600	2,882,000	816,400	40%
Fair value of debt	318,300	476,000	157,700	50%
Fair value of cash	(293,100)	(442,700)	(149,600)	51%

	2,090,800	2,915,300	824,500	39%

Enterprise value	2,685,015	3,403,104	718,089	27%

At September 30, 2015, the current valuation of postretirement liabilities only exceeded carrying value (which was based on the December 31, 2014 measurement date) by $75 million because of the generally consistent interest rate environment. However, the current valuation of postretirement liabilities at September 30, 2016 exceeded carrying value (which is based on the December 31, 2015 measurement date) by approximately $1 billion due to decreases in interest rates over that time period. The fair value of the Company’s indebtedness exceeded its carrying value at September 30, 2015 by only $8 million. The fair value of debt at September 30, 2016 exceeded its carrying value by $54 million. This difference is principally due to the issuance of convertible debt in March and April of 2016, the potentially dilutive effect of which contributes to the $106 million reduction in market capitalization.

The Company continues to believe that unrecorded intangible assets are not of sufficient magnitude relative to headroom by reporting unit to conclude that it is more likely than not that the implied goodwill of any of its Services segment reporting units is less than carrying value.

*    *    *

The Company hopes that the above is responsive to the Staff’s comments.

Very truly yours,

UNISYS CORPORATION

/s/ Michael M. Thomson

Michael M. Thomson

Vice President and Chief Accounting Officer